SSYS Q1 2018 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ first quarter 2018 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Yonah Lloyd, Vice President of Investor Relations for Stratasys. Mr. Lloyd, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Yonah Lloyd

Good morning, everyone, and thank you for joining us to discuss our first quarter financial results. On the call with us today are Ilan Levin, CEO, and Lilach Payorski, CFO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

Please note that some of the information you will hear during our discussion today will consist of forward-looking statements including, without limitation, those regarding revenue, gross margin, operating expenses, taxes and future business outlook. Actual results or trends could differ materially from our forecast. For more information, please refer to the risk factors discussed in Stratasys' annual report on Form 20-F and report on Form 6-K, along with the associated press release concerning our earnings for the 1st quarter of 2018. Stratasys assumes no obligation to update any forward-looking statements or information which speak as of their respective dates.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and in today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Yonah.

Good morning everyone, and thank you for joining today’s call.

We are disappointed with our revenue for the first quarter, primarily driven by underperformance in North America high end system orders, specifically from customers in government and other key verticals such as aerospace and automotive.

Other parts of our business performed in-line with expectations, and we continue to maintain a strong pipeline of opportunities.

As such, we do not believe that our first quarter revenue represents a fundamental change in the demand environment in North America, and we are not modifying the full year guidance we issued earlier this year.

We are addressing the underperformance in North America by working closer with our channel partners in providing vertical market expertise and tools to better convert on our available opportunities.

Despite our revenue results in the period, we continued our positive trend of operational discipline and cash generation.

We remain committed to our investments in long-term initiatives that include advancements in our core FDM and PolyJet technologies, our new metal additive manufacturing platform, advanced composite materials, and software and application development.

We continue to see progress being made in the additive manufacturing adoption cycle as customers move through the qualification and validation stage towards a transition into production.

And we are excited about the recent new products and significant hardware and software upgrades, announced last week at RAPID, that we believe further expand our addressable markets for both prototyping and manufacturing applications.

I will return later in the call to provide you with some details on these important initiatives, as well as other key developments, but first I will turn the call over to our CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Ilan, and good morning, everyone.

Total revenue in the first quarter was $153.8 million compared to $163.2 million for the same period last year, driven by the previously mentioned reduction in high end system sales in North America, and lower revenues from customers in government and key verticals.

GAAP operating loss for the first quarter was $6.5 million, compared to a loss of $12.6 million for the same period last year.

Non-GAAP operating income for the first quarter was $4.9 million, compared to $4.0 million for the same period last year.

SLIDE 8: REVENUE

Product revenue in the first quarter decreased by 9.7% to $103.9 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter decreased by 20.7% compared to the same period last year, driven by the underperformance in North American high end system sales.

Consumables revenue increased modestly by 1.7% compared to the same period last year, reflecting the impact of the reduction in system sales in North America and the associated point of sale consumable purchases typically made.

Services revenue in the first quarter was $49.9 million, an increase of 3.8% compared to the same period last year.

Within services revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 7.3% compared to the same period last year driven primarily by growth in our installed base of systems and improvement in our service contract attach rate.

SLIDE 9: GROSS MARGIN TRENDS

GAAP gross margin increased to 49.2% for the first quarter, compared to 47.1% for the same period last year.

Non-GAAP gross margin increased to 52.8% for the first quarter, compared to 51.2% for the same period last year.

Non-GAAP product gross margin increased to 61.7%, compared to 57.9% for the same period last year, driven by product mix.

Non-GAAP services gross margin decreased to 34.4%, compared to 35.0% for same period last year.

SLIDE 10: OPERATING EXPENSES & OPERATING INCOME

GAAP operating expenses decreased by 8.3% to $82.1million for the first quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 3.9% to $76.3 million for the first quarter as compared to the same period last year, continuing our trend of operational discipline.

SLIDE 11: BALANCE SHEET SUMMARY & CASH FLOW FROM OPERATIONS

The Company generated $27.1 million cash from operations during the first quarter, as compared to $25.7 million of cash generated in the first quarter last year.

We ended the first quarter with $346.5 million in cash and cash equivalents, compared to $328.8 million at the end of the fourth quarter of 2017.

Inventory at the end of the first quarter increased to $120.1 million as compared to $115.7 million at the end of the fourth quarter.

Accounts receivable decreased to $119.8 million, compared to $132.7 million at the end of the fourth quarter with DSO on 12-month trailing revenue at 66.

SLIDE 12: FINANCIAL SUMMARY

To recap:

1.)	We are disappointed with our first quarter revenue, which reflects the impact of a reduction in the sales of high end systems in North America, while other regions performed in-line with expectations.
2.)	We are pleased with our operational performance despite lower than expected revenues, and are committed to our investments in long-term initiatives to expand our addressable markets.
3.)	We continued our trend of positive cash generation from operating activities, and believe we maintain a healthy balance sheet and are well prepared to take advantage of opportunities moving forward.
4.)	We are not modifying the full year guidance that we issued earlier this year.

I would now like to turn the call back over to Ilan.

SLIDE 13 & 14: STRATEGIC OVERVIEW

Thank you, Lilach.

For 30 years Stratasys has been pioneering the development and adoption of 3D printing and additive manufacturing technologies, including the precise, repeatable, and reliable FDM and PolyJet 3D printing platforms, which we believe are the most highly proliferated technologies in the additive manufacturing industry.

Through the development of our leading go-to-market, as well as our deep customer relationships, we believe that we are well positioned to assist our customers as they move through validation towards production applications, which we believe are characterized by long term, sustainable revenue.

As we discussed on our last call, throughout 2018 we are ramping up investment activity to accelerate long term development programs to expand our addressable markets, including our new metal additive manufacturing platform, advanced composite materials, software and application development, as well as further advancements of our FDM and PolyJet technologies.

We believe that our technology roadmap and investment strategy will lead to the development of products that allow our customers to design and manufacture with confidence, and will ensure continued leadership for Stratasys as we drive adoption and growth through deeper customer engagements and partnerships.

Across our areas of focus, we continue to see strong levels of customer interest in our additive manufacturing solutions, including high level engagements with leading OEMs in the aerospace, automotive, healthcare, and consumer goods verticals.

The level of engagement reflects the long-term and deep customer relationships we have cultivated in our target verticals, and we are encouraged that key customers increasingly view the adoption of additive manufacturing technologies as a strategic priority - both for the creation of innovative new products through the use of personal printing platforms that empower the individual designer and engineer, and for the identification and qualification of specific end-use part applications in production environments.

While just over half of our systems are going to existing customers as repeat sales, from a revenue perspective, these repeat customers are spending a higher dollar amount than new customers, as they are increasingly making larger orders, for more advanced systems, and in some cases, multiple units per order.

We believe that these repeat orders represent customers increasing capacity as they accelerate their validation efforts and move into higher usage, production applications.

SLIDE 15: ADOPTION CYCLE

As more of our customers progress from a period of early adoption into one of validation and qualification, we are encouraged by the growing number of companies that are making significant progress in pursuing certifications for specific high value applications.

With the largest installed base of professional and industrial systems globally, and a consistent pace of innovative new product introductions that expand our addressable markets, we continue to benefit from the early adoption of our technology platforms, as our customers explore our technology and develop new applications and use cases.

Encouragingly, we are now seeing future-ready organizations pursue independent testing and qualifications by 3rd parties, as they seek to apply our technologies to specific, high value applications.

This is a critical stage as customers await certification before expanding adoption, and Stratasys is accelerating this process with solutions developed for specific applications, for example our F900 Aircraft Interiors Certification Solution, and our new GrabCAD Print Jigs and Fixtures software package.

Recent examples of such future-ready customers that have validated our technology for a specific application or set of parts include Phoenix Analysis & Design Technologies and Lockheed Martin, who are producing 3D printed production parts for NASA’s upcoming Orion manned space vehicle, and a growing number of dental labs that rely on the Stratasys J700 Dental 3D Printer for the production of clear aligner molds.

Additionally, we have established a joint venture with SIA Engineering to create a Singapore-based service center targeting the aerospace MRO market, and have entered into an exclusive three-year agreement with Eckhart to develop tooling solutions.

These relationships seed and foster the validation and subsequent transition to production applications, and we believe are indicative of long-term, sustainable growth opportunities.

SLIDE 16: PORTFOLIO UPDATES

Last week at RAPID, and earlier in the year at AMUG, we made multiple exciting new product announcements addressing prototyping and manufacturing applications, and shared new details around our new metal additive manufacturing platform.

Further extending our capabilities and broadening our product lines for the prototyping segment, we showcased several new products that further push the envelope of what’s possible with 3D printed prototypes.

They include several recent enhancements to our PolyJet portfolio that include an upgraded version of our unique multi-material, full-color J750 3D printing platform that adds increased reliability via hardware and software upgrades, and the new J735 multi-material, full-color 3D printer with a smaller build size.

Additionally, GrabCAD Print now includes a new Vivid Colors package for the J750 and J735 featuring over 500,000 color combinations, highly accurate color matching, and advanced clear materials with texture functionality. We also have extended GrabCAD Print support to our Connex3 line of multi-material 3D printers.

To address production applications and enhance our ability to provide our customers with high value solutions that target specific applications, we made the following announcements.

The new F900 Production 3D Printer is the third generation of our flagship FDM solution for rapid tooling and production applications, with enhancements that include MTConnect-readiness for data collection and monitoring, and support for Carbon Fiber Filled Nylon 12 material.

The F900 Production 3D Printer is available in two specialized versions that extend the platform to support a wide range of applications.

The first is the F900 Aircraft Interiors Certification Solution (AICS), delivering the performance and traceability required for producing flight-worthy parts using ULTEM 9085 and achieving the highest FDM repeatability, complete material-and-process traceability, and a robust statistical data set.

The second is the F900 Pro production-grade system, which includes the benefits and value of the AICS product to extend the high repeatability developed for AICS to all industries.

Additionally, we are now increasing the accessibility of our Carbon Fiber Filled Nylon 12 high performance material via a new specialized F380 Production 3D Printer.

This newly configured system provides users with the high strength and stiffness of Stratasys’ FDM Nylon 12CF on a proven platform with soluble supporting material, consistent quality, yield, and throughput of an industrial solution at a competitive price point.

Expanding our production-focused materials offerings, we introduced Antero 800NA, a PEKK-based thermoplastic that allows aerospace and other high-performance vehicle makers to move to additive manufacturing for high-temperature, chemical-exposed parts.

Software is a critical driver of adoption for production applications, and we are pleased to have announced GrabCAD Print Jigs & Fixtures, a new solution package for the GrabCAD Print platform that significantly improves the production of jigs, fixtures, and other manufacturing tooling by embedding application expertise, automating several complicated and time-consuming processing steps, and eliminating the need for multiple software programs.

SLIDE 17: NEW METAL PLATFORM UPDATE

Also at RAPID, we disclosed further details around our metal additive manufacturing technology, including the applications we are targeting with our new metal solution, and for the first time, showed sample parts and described the mechanical properties.

There are many market verticals around the world using complex geometry metal parts made through high volume production processes such as die-casting, powder injection molding, metal injection molding and investment casting.

Often these parts are made using low cost, lightweight alloys such as aluminum, rather than specialty alloys suited to laser and E-beam technologies.

To address this significant market opportunity Stratasys has developed a new approach to metal 3D printing incorporating elements of our proprietary jetting technology, which results in an 80% reduction in cost per part for aluminum components, compared to other additive manufacturing methods.

Using our new technology, we are able to 3D print ‘green-state’ parts using standard metal powders with significantly higher density than existing 3DP solutions. These ‘green-state’ parts can then be handled and post processed using existing industry standard powder metallurgy processes and workflows.

Our solution has been optimized for production rather than prototyping, making it highly efficient and economically viable for a wide range of applications.

Moreover, our unique approach produces final parts with density and isotropy that is significantly higher than existing additive systems, with near identical chemical composition compared to parts created by conventional methods.

We are now working directly with select automotive and industrial machining customers to further align our development programs with their needs and the market requirements.

At RAPID, we showcased multiple aluminum parts we have printed from these customer’s designs, including flat brackets, LED heat sinks, oil pump housing, and car valve adapters.

We look forward to sharing more details as we move throughout the year.

I would now like to turn the call over to our VP of Investor Relations, Yonah Lloyd, who will provide you greater details on our 2018 financial guidance. Yonah?

SLIDE 18: REVENUE & EARNINGS GUIDANCE

SPEAKER: Yonah Lloyd

Thank you, Ilan, and good morning everyone.

Our guidance for 2018 is as follows:

1.	Total revenue in the range of $670 to $700 million, with non-GAAP net income in the range of $16 to $27 million, or $0.30 to $0.50 per diluted share.
2.	GAAP net loss of $41 to $25 million, or ($0.75) to ($0.46) per diluted share.
3.	Non-GAAP operating margin of 4.5% to 6%.
4.	Capital expenditures projected at $40 to $50 million.

Our guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding our addressable markets by accelerating our development efforts for the new metal additive manufacturing platform, further advancements based on our FDM and PolyJet technologies, and specific go-to-market initiatives in order to deepen our customer engagement.

We believe that this ramp up of operating expenses as guided, will provide the basis for long term growth.

Non-GAAP earnings guidance excludes $32 to $34 million of projected amortization of intangible assets; $17 to $19 million of share-based compensation expense; and $7 to $9 million in reorganization and other related costs; and includes $4 to $5 million in tax expenses related to non-GAAP adjustments.

The estimated non-GAAP tax rate for 2018 is impacted by the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year on U.S. losses.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income loss, as well as significant quarter to quarter variability in our non-GAAP tax rate, the Company believes non-GAAP operating income would be the best measure of our performance in 2018.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Operator, please open the call for questions.

SLIDE 19: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call.

We’d like to take this opportunity and invite you to join us at our upcoming analyst and institutional investor day on June 6, at our North American corporate headquarters in Eden Prairie, Minnesota. Please contact our investor relations team for more details.

We look forward to speaking with you again next quarter.

Thank you.

SLIDE 20: FINANCIAL RECONCILIATION TABLES